Filed by FedEx Corporation Pursuant to Rule 425
                                                under the Securities Act of 1933
                                   and deemed filed pursuant to Rule 14d-9 under
                                             the Securities Exchange Act of 1934

                                Subject Company:American Freightways Corporation
                                                   Commission File No. 000-17570

                                                         Date: November 13, 2000



  1

  2

  3

  4

  5

  6          FEDERAL EXPRESS CONFERENCE CALL

  7

  8          Dated:  November 13, 2000

  9                10:09 a.m.

 10

 11

 12

 13

 14          By Amy Klein -  Court Reporter

 15

 16

 17

 18

 19

 20

 21

 22

 23

  1

  2                Good morning, ladies and gentlemen,

  3     and welcome to the FedEx Corporation conference

  4     call.  At this time all participants have been

  5     placed on listen only mode and we'll open the

  6     floor toward questions and comments toward the

  7     end of the presentation.

  8                Now at this time it's my pleasure to

  9     turn the floor over to today's host Jim Clifford,

 10     a vice president of investor relations.

 11                MR. CLIFFORD:  Thank you very much,

 12     Angelo, and welcome, ladies and gentlemen, to the

 13     FedEx Corporation conference call.  I'm Jim

 14     Clifford.  As you know this call is to discuss

 15     today's announcement that FedEx Corporation has

 16     entered into a definitive agreement to acquire

 17     American Freightways Corporation, a regional free

 18     carrier with a strong presence throughout the

 19     Midwest, South and Northeast.  We issued the

 20     press release announcing this agreement today at

 21     7 a.m. eastern standard time and it is available

 22     on our website at Fedex.com and on First Call.

 23     This call is also being broadcast over our

 24     website and will remain on our site for

 25     approximately two weeks.

  1

  2                I want to remind all listeners that

  3     FedEx Corporation desires to take advantage of

  4     the Safe Private Securities Litigation Reform

  5     Act.  Certain statements made by us during this

  6     call may be considered forward looking statements

  7     such as statements relating to management's view

  8     with respect to future events and financial

  9     performance.  Forward looking statements are

 10     subject to risks, uncertainties and other factors

 11     which could cause actual results to differ

 12     materially from historical experience or future

 13     results expressed or implied by such forward

 14     looking statements.  Potential risks and

 15     uncertainties include but are not limited to

 16     economic and competitive conditions in the

 17     markets we serve, matching capacity to value --

 18     inaudible-- corporations and its subsidiaries, press

 19     releases and filings with the SEC.  We have

 20     executives here today who will play key roles

 21     in the transaction.  After their remarks we

 22     will open it up for Q and A.

 23                I will now turn the call over to FedEx

 24     Corporation executive vice president and chief

 25     financial officer Alan B. Graf Jr.

  1

  2                Alan?

  3                MR. GRAF:  Thank you, Jim, and good

  4     morning everyone.  We certainly appreciate your

  5     attendance on this call today.  I'm going to lay

  6     out a few ground rules about this conference and

  7     then I'm going to highlight the very detailed

  8     press release which we issued this morning.

  9                The ground rules are we are not going

 10     to comment on the current quarter's business

 11     activities of either FedEx Corporation or

 12     American Freightways other than reiterate to you

 13     other than in the press release we stated and I

 14     quote.  Fedex Corporation and American

 15     Freightways stated that they were both

 16     comfortable with the first call consensus

 17     earnings estimates for their current quarters

 18     that would be 64 cents for FedEx Corporation and

 19     52 cents for American Freightways.

 20                Now the rest of this call is going to

 21     be limited to this transaction and I hope you

 22     will respect that.

 23                The highlights are as follows:  The

 24     board of directors of both companies have

 25     unanimously approved a definitive agreement in

  1

  2     which FedEx Corporation will acquire American

  3     Freightways for 28.13 per share or 1.2 billion

  4     transaction including assumed debt payable in

  5     cash and stock of FedEx Corporation.  The

  6     acquisition will be structured as a two-step

  7     transaction.  FedEx Corporation will first make a

  8     cash tender offer for up to 50.1 percent of the

  9     outstanding shares of American Freightways at a

 10     price for $28.13 per share.  We expect to file a

 11     tender offer later this week or early next week.

 12     Once filed the offer will remain open for a

 13     minimum of 22 business days.  We expect the offer

 14     to be completed in mid December.

 15                Following the completion of a tender

 16     offer American Freightways will merge into a

 17     newly created subsidiary of FedEx Corporation.

 18     American Freightways shareholders who do not

 19     tender their shares in the first step will

 20     receive FedEx shares in the merger at a value of

 21     $28.13 per share.  Actual FedEx shares issued

 22     will be determined based on 10 days randomly

 23     chosen by lot from the 20-day period ending five

 24     trading days prior to the closing.  I will repeat

 25     that.

  1

  2                Actual FedEx shares issued will be

  3     determined based on ten days randomly chosen by

  4     lot in the 20-day period ending five trading days

  5     prior to the closing.

  6                A merger is expected to be completed

  7     in the first calendar quarter of 2001 and will

  8     require approval from the American Freightways

  9     shareholders.  We are actually targeting a date

 10     of March the 1st but there can be no assurances

 11     that we will actually get that date.

 12                The transaction will be accounted for

 13     on a purchase basis with goodwill amortized over

 14     a 40-year period.

 15                The merger is subject to approval by

 16     American Freightways' stockholders and to a Hart-

 17     Scott-Rodino review by the U.S. government.  We

 18     anticipate receiving HSR clearance prior

 19     to the closing of the tender offer.

 20                American Freightways founder and

 21     chairman Sheridan Garrison who you will hear from

 22     later will become a member of the FedEx

 23     Corporation board of directors and will become

 24     chairman emeritus and remain founder of American

 25     Freightways.

  1

  2                Doug Duncan who is the current

  3     president and CEO of Viking will become the

  4     president and CEO of a new LTL freight group

  5     overseeing both Viking and American Freightways.

  6                Tom Garrison who you will also hear

  7     from later will continue as president and chief

  8     executive officer of American Freightways.

  9                Tildon Gordon who is the current

 10     senior vice president of Viking will replace Doug

 11     Duncan as president and CEO of Viking.

 12                This transaction will create the

 13     second largest regional less than truckload

 14     freight unit in the United States with combined

 15     revenues of $1.6 billion.  American Freightways

 16     has a solid balance sheet (inaudible) operations

 17     and excellent people at every level of their

 18     organization.  We believe they are a perfect fit

 19     for the FedEx Corporation network of companies.

 20                We have arranged that $750 million

 21     line of credit led by Chase Bank with a cash

 22     portion transaction and for refinancing American

 23     Freightways's debt should we elect to do so.  We

 24     anticipate using that decline to back up

 25     commercial paper which we will issue.  We

  1

  2     anticipate our debt rating will be affirmed by

  3     Moody's and S&P at AA2 and Triple A

  4     respectively.  We have sufficient shares of

  5     treasury stock to complete the merger.

  6                We anticipate reporting a separate LTL

  7     freight group segment in the FedEx

  8     fiscal -- FedEx Corporation fiscal third

  9     quarter.

 10                We have no plans to merge Viking and

 11     American Freightways but we do plan to explore

 12     all opportunities for synergies.  For example,

 13     business that previously went to competitors can

 14     now stay in the family.

 15                While I'm not going to forecast

 16     specific financial numbers I will tell you that

 17     we expect this deal to be accretive effective

 18     immediately.  And in summary to the transaction

 19     for customers and stockholders we are all

 20     extremely excited about it and we are confident

 21     it will be approved.

 22                FedEx chairman Fred Smith is here with

 23     us this morning and I would like to turn it over

 24     to him to give us our strategic overview of the

 25     transaction this morning.

  1

  2                MR. SMITH:  Thank you, Alan.  As you

  3     said, we believe this pending acquisition is

  4     great news for stockholders and customers and

  5     employees of both companies.  It's a great fit

  6     geographically.  Matching Vikings' U.S.

  7     leadership with American Freightways strong

  8     presence throughout Midwest, south and

  9     northeast.  It's a great fit for our customers

 10     with a broadened FedEx portfolio of services

 11     which is unmatched by any competitor.  It's a

 12     great fit culturally as American Freightways

 13     associates like all FedEx people are absolutely

 14     positively dedicated to providing the most

 15     reasonable service available to our customers.  I

 16     should note that we will continue our operation

 17     independently, complete collective strategy and

 18     this acquisition follows our corporate objective

 19     of growing our logistics and freight businesses.

 20                Outside industry observers believe

 21     that the regional LTL market will grow by nearly

 22     10 percent per year in terms of revenue over the

 23     next five years.

 24                I'm particularly pleased to have

 25     Sheridan Garrison on the call with us this

  1

  2     morning.  Sheridan's a gentleman whom I've come

  3     to know and admire greatly.  He will have a

  4     critical role in the future direction of our

  5     company as he will be joining us on the FedEx

  6     Corporation board of directors and, as Alan

  7     mentioned, he will serve as the Chairman Emeritus

  8     and founder of American Freightways.  Sheridan, I

  9     turn it over to you.

 10                MR. GARRISON:  Okay, Fred.  Thank

 11     you.  I appreciate your comments and let me

 12     assure you that the admiration is mutual.

 13                This is indeed an exciting time for

 14     the American team.  For quite some time Fred and

 15     I drifted back and forth about the benefits that

 16     would result from this combination of benefits for

 17     customers, associates and shareholders.  And

 18     recently for the combination of winners such as

 19     we have here.  We share many present commitments

 20     to our customers and our commitment to our

 21     people.  I look forward to being part of this new

 22     dynamic organization.  We will be busy but we'll

 23     have a lot of fun.  We also have Tom Garrison on

 24     the call and he will further expand on the

 25     benefits of this combination before Jim opens it

  1

  2     up for questions.  Tom?

  3                MR. TOM GARRISON:  I was very excited

  4     by this transaction.  It's going to be a lot of

  5     fun.  It's going to be challenging.  It's going

  6     to be a lot of work and it's going to be very

  7     rewarding outside what we're going to do for our

  8     customers and associates.  It really couldn't

  9     come at a better time because we're enploring how

 10     we're going to open on the West Coast.  Viking

 11     and A.F. Service territories match up perfectly.  Like

 12     two pieces of a puzzle.  Viking and strong LTL

 13     focusing on the next day business and second day

 14     interregional business and each delivers

 15     outstanding just for instance by providing rapid

 16     delivery times, broad coverage areas and

 17     courteous friendly service.  For our customers

 18     this combination offers West Coast regional service

 19     (inaudible) so our employees inclusion in the

 20     FedEx family will offer significant opportunities

 21     as we combine strengths and produce incremental

 22     profit growth.  Jim?

 23                MR. CLIFFORD:  Thank you, Tom.  We are

 24     now ready for the first question.  Please

 25     remember to limit your questions to those of a

  1

  2     strategic nature concerning this transaction.

  3     We'll refer all questions for this quarter.  The

  4     second quarter conference call will be on

  5     December the 20th.

  6                Angelo, if you would start the

  7     question process.

  8                ANGELO:  Thank you, sir.  The floor is

  9     now open for questions.  Please hold while we

 10     pole for questions.  Our first question is coming

 11     from Jordan Alliger of Goldman Sachs.

 12          Q.    Hi, I guess one question is after this

 13     transaction goes through, will you envision

 14     additional possibilities for expansion or would

 15     you view the network as largely complete from a

 16     strategic standpoint?

 17          A.    Well, I think this pretty well covers

 18     the country.  American Freightways has all points

 19     services and in all of the states that they serve

 20     and Viking of course has the market leadership

 21     position in the western states.  I think there

 22     are only two states that the two companies don't

 23     serve directly.  They serve it through an

 24     affiliate service.  It's Montana and Wyoming.  So

 25     I don't know that there's much need for anything

  1

  2     other than managing the businesses.

  3          Q.    Just a follow-up.  Although it was

  4     mentioned accretive, I don't know if you can give

  5     any sense for the type of accretion you guys are

  6     considering whether it be a range or what have

  7     you or whether the time comes?  I guess it would

  8     be contingent when the deal will close.  I would

  9     like your thoughts on that.

 10          A.    Jordan, it's Alan.  It probably will

 11     not be material accretion in fiscal if we're going

 12     to the calendar January and February consolidated

 13     with a minority interest and then we'll have the

 14     fourth quarter where we'll have the full

 15     consolidation but thereafter I would expect the

 16     accretion to be in the 3 to 5 percent range.

 17          Q.    Thank you.

 18                ANGELO:  Thank you.  Our next question

 19     is coming from Doug Rockel (phonetic) of ING Barings

 20     Bergs.  State your questions.

 21          Q.    Thank you.  Federal is regarded with

 22     an airline when regarded (inaudible) a Federal

 23     negotiations (inaudible) are held under the

 24     NLRB.  What will this affect in terms of your

 25     status?

  1

  2          A.    This is Fred Smith speaking.  FedEx

  3     Corporation owns five major operating units

  4     including FedEx ground, FedEx custom critical and

  5     a FedEx express.  The new freight units as FedEx

  6     ground are governed by the National Labor

  7     Relations Act.  FedEx express has an integrated

  8     air ground express company and an air carrier is

  9     regulated on to the Railway Labor Act and nothing

 10     in this transaction should affect those issues.

 11     The companies are managed independently.  The

 12     corporation through its services subsidiary

 13     provides information and telecommunications

 14     services and certain major corporate sales

 15     activities but the companies operate

 16     independently reporting in to our strategic

 17     management committee and our executive

 18     committee.  That's how we compete collectively

 19     but operate independently strategy and we think

 20     it's a terrific strategy.

 21                ANGELO:  Thank you.  Our next question

 22     is coming from Gary Yablon of Credit Suisse First

 23     Boston.  Please state your question.

 24          Q.    I just wanted to know if you could

 25     talk strategically about the opportunities for

  1

  2     the much expanded ground product to work with --

  3     may not necessarily integrate -- but work with

  4     the air product and move more product on the

  5     ground over time or things of that nature; is

  6     there something about this where there's some

  7     efficiency on that score going forward?

  8          A.    Gary, this is Fred Smith speaking.  A

  9     big part of the operate independently-compete collectively

 10     strategy is a fundamental recognition that there

 11     are distinct market segments in the transport and

 12     logistics business.  I feel very strongly after,

 13     you know, almost three decades in this business

 14     that if you try to serve too many market segments

 15     with the same operating unit you sub-optimize

 16     either service levels or you increase your

 17     costs.

 18                The requirement to move freight

 19     palatized freight, more and more on a regional

 20     or an interregional basis is a distinct market

 21     segment.  The express business requires a

 22     different set of operating disciplines and assets

 23     and so forth.  Now our express company also

 24     carries freight, but it carries freight that goes

 25     in generally trucks and planes going long

  1

  2     distances including internationally.  That's not

  3     the case with our LTL companies and so I think

  4     the overlap will be -- will be small.

  5                Now having said that, I think that

  6     there are tremendous opportunities to cross-sell

  7     a portfolio of services to our customers.  And

  8     there there are significant opportunities but it

  9     is mostly on the revenue side and not on any sort

 10     of operational synergies.

 11                There will be opportunities for Viking

 12     and American to generate new business between the

 13     two companies.  That I'm sure of.

 14          Q.    Okay, thank you.

 15                ANGELO:  Thank you.  Our next question

 16     is coming from Jon Jacobson of Highfield

 17     Capital.  Sir, please state your question or

 18     comment.

 19          Q.    Hi, good morning.  Have the Garrisons

 20     indicated whether or not they are going to tender

 21     their shares in the tender offers and if so or

 22     not what happens if less than 30 percent of the

 23     shares are tendered into the tender offer, then

 24     what happens?

 25          A.    We have a voting agreement with the

  1

  2     Garrisons that allows them to tender up to 1

  3     million shares into the tender offer at their

  4     discretion.  An additional 2.2 million shares if

  5     we do not reach the 50.1.  FedEx Corporation also

  6     has the right to extend or waive the 50.1 percent

  7     requirement if it's not met.  However we

  8     anticipate that not being an issue.

  9          Q.    Thank you.

 10                ANGELO:  Thank you.  Our next question

 11     is coming from Helene Baker of Buckham.

 12          Q.    Thank you very much operator.  Just a

 13     question about American Freightways and FedEx

 14     now.  How much of the freight that AF carries is

 15     also FedEx freight?

 16          A.    I would say a de minimis amount.

 17          Q.    Okay, so then the opportunity to move

 18     freight off of owner operators of your other

 19     independents to move on to AF you have to improve

 20     the margin on a going forward basis, I would

 21     think?

 22          A.    Certainly, Helene, we're going to

 23     explore every possibility.  However the number I

 24     gave you on accretion of 3 to 5 percent is

 25     dependent on no synergies.  To the extent that we

  1

  2     can find things to keep it in the family

  3     absolutely we will do so.  But as Fred said, this

  4     is much more of a portfolio broadening play where

  5     we anticipate that we will also generate

  6     additional packages per our express and ground

  7     networks by being able to offer a much broader

  8     LTL service.

  9          Q.    Okay.  Okay.  That seems to make

 10     sense.  So in terms of -- will then -- will there

 11     volume start to go through your system?  Is that

 12     what you're saying?

 13          A.    No.

 14          Q.    Okay.

 15          A.    Absolutely not.  But on a broadened

 16     portfolio selling basis, we now no longer have an

 17     artificial 150 pound restriction for ground

 18     movement.

 19          Q.    Oh, okay.

 20          A.    We only had it on the West Coast.  We

 21     now added the rest of the United States and I can

 22     tell you the very powerful -- at Viking where we

 23     have been able to cross-sell and generate package

 24     volume as a result of being able to have that LTL service in

 25     the west and we anticipate that we will expand

  1

  2     that nationwide just as fast as we possibly can.

  3          Q.    Two other brief questions.  Does their

  4     customer base in any way overlap your customer

  5     base?

  6          A.    I think to a small degree.  But

  7     remember at express that freight business at

  8     express is time definite.  Whether it be F1, F2,

  9     F3.  In the case of F1 you know it's ten times

 10     the revenue per pound because is basically moved

 11     overnight point to point it's required to be

 12     palatized, it has weight limits on it so it is

 13     for a very specific very high end part of the

 14     market.  There may be some overlap with FedEx

 15     express's F3 traffic but again I don't think that

 16     to be very great and I actually believe that by

 17     being able to offer now nationwide LTL service we

 18     will actually generate more express freight for

 19     FedEx express as the opportunity has now been

 20     able to be sold by American Freightways' team.

 21          Q.    Okay.  Then my last question is, does

 22     this in any way take away from your negotiations

 23     with the postal service?

 24          A.   All I will say about the postal service is

 25     that we continue to hold discussions with them.

  1

  2          Q.    Okay, all right, congratulations on

  3     what looks like an interesting transaction.

  4     Thanks, Alan.

  5                ANGELO:  Thank you.  Our next question

  6     is coming from Tom Alback of BB&T Capital

  7     Markets.  State your question or comment.

  8          Q.    Thank you.  You know in terms of the

  9     cross selling opportunities, do you have a

 10     timetable at which the sales force will begin to

 11     be crossed or trained in selling American

 12     Freightways' capabilities?  I mean as we look

 13     back at what happened with the old RPS and now

 14     FedEx ground there's about a two and a half year

 15     lag between when you acquired the companies and

 16     when you begin to focus on the cross-selling.

 17          A.    We intend to move very rapidly into

 18     this.  I believe that in this particular instance

 19     the training will not have to be nearly as

 20     intense because the entire FedEx services sales

 21     force is already selling freight.  This just

 22     gives them another arrow in the quiver, if you

 23     will, to be able to offer a more day definite

 24     ground lower cost but highly reliable movement.

 25     Fred, you want to add to that?

  1

  2                MR. SMITH:  Well, I was going to say

  3     Viking and American Freightways will continue to

  4     maintain their own sales force and our services

  5     company sales force that sells both express and

  6     ground will be able to refer you know companies

  7     who need this type of outstanding regional LTL

  8     service to our LTL freight specialist in American

  9     or Viking.

 10                I think there is probably more

 11     opportunity in the short and intermediate term

 12     and by that I mean in the next couple of years to

 13     cross-sell at the large company level where we

 14     will probably have a single account

 15     representative at the very largest companies.

 16     But I want to emphasize that American and Viking

 17     and our LTL unit will maintain their sales forces

 18     separately.

 19          Q.    Okay.  So then at some point would

 20     American Freightways salespeople be cross-trained

 21     to sell the other FedEx products I guess would be

 22     a good question?

 23          A.    I think the way that it's best put is

 24     that the express and ground package sales force

 25     will be able to refer our customers who require

  1

  2     regional LTL service to the freight specialist

  3     and vice versa.

  4                The selling of LTL is a highly

  5     specialized business, the business has a lot of

  6     pecularities and esoteric aspects to it and we do

  7     not intend to have a single sales force selling

  8     both ground and express and LTL.  They will be

  9     able to refer, you know, as sister companies an

 10     account that needs both services.

 11                Now, for the very largest accounts we

 12     probably will have a single representative for

 13     FedEx Corporation dealing with that company.  But

 14     he or she can then avail themselves of express or

 15     ground or LTL freight specialists to be able to

 16     serve that account's needs.  Have I been clear?

 17          Q.    Yeah.  Somewhat.  I guess as a

 18     follow-up on the F1, F2, F3 you talked about the

 19     time definite nature there but it would seem that

 20     that would be one opportunity that would avail

 21     itself to put some of that freight into the

 22     American Freightways system.  I don't think I

 23     heard you exactly talk about that opportunity.

 24     You talked more about the differences.  But am I

 25     incorrect in making that assumption that some of

  1

  2     that freight couldn't go to the American

  3     Freightways system?

  4          A.    Yes, you're incorrect in that

  5     assumption.  The F1 product that FedEx express

  6     serves in the main is a long distance movement

  7     which requires transportation by air to get it to

  8     its destination within the committed time frame.

  9     Now there is a very small amount of that where

 10     there is an overlap.  However, the express pickup

 11     cycle is generally very late in the evening or

 12     relatively late depending on what part of the

 13     country you're in and early morning deliveries.

 14     And that is not the same pickup and delivery

 15     cycle as the LTL business and obviously it is

 16     impossible to move a freight shipment from San

 17     Jose, California to Charlotte, North Carolina

 18     overnight in a truck.  So there is very, very

 19     little overlap in the F1 sector.

 20                There may be a bit more in the F2 and

 21     as Alan mentioned in the F3.  However, again, I

 22     want to caution you that the freight segments are

 23     distinct.  The express freight shipper has a

 24     distinct set of requirements and the regional LTL

 25     shipper has a distinct set of requirements and

  1

  2     there is relatively small overlap there.

  3                We have experience of this with Viking

  4     for the last almost three years now. We've seen

  5     very little overlap.  I should tell you that

  6     American Freightways does about 46,000 shipments

  7     a day, Viking's at about 13,500 and FedEx express

  8     is at about 10,000.  That should give you an

  9     order of magnitude of the relative size of these

 10     things, and again as Fred says, because of the

 11     later pickups, earlier deliveries and time

 12     definition of express, those yields are

 13     substantially higher than at Viking or American

 14     Freightways and the market there is probably

 15     since it's limited to the high end not nearly as

 16     big.

 17          Q.    Thank you.

 18                ANGELO:  Thank you.  Our next question

 19     is coming from Jeff Kaufman of Merrill Lynch.

 20     Sir, please state your question or comment.

 21          Q.    Okay, thank you very much.  Just a

 22     quick note to Sheridan, Tom, Fred, Alan.

 23     Congratulations to all your respective

 24     organizations.  This appears to be a very solid

 25     fit across the board here.

  1

  2                Kind of the same question for both

  3     companies here.

  4                First to FedEx.  Obviously, the

  5     experiment at Viking went very well.  The results

  6     were better than I think you'd expected when you

  7     started out and we decided we like that

  8     business.

  9                Can you talk about some of the factors

 10     that have strategically driven you to decide to

 11     make LTL a bigger part of the FedEx portfolio?

 12     And I guess following up on that a similar

 13     question to Tom or Sheridan would be now that you

 14     have this big financial powerhouse of FedEx and

 15     this fantastic brand name backing your product

 16     that was already good, what strategically do you

 17     see changing for the carrier going forward?

 18          A.    This is Alan.  I'll start out.  I mean

 19     obviously the broadening of the portfolio and

 20     being the only company who offers this we think

 21     is a huge opportunity.  Doug Duncan who is here

 22     and can take us a little bit further than me has

 23     done a fabulous job at Viking and we have been

 24     listening to our customers out there who have

 25     been telling us, look, we need you to take

  1

  2     packages and shipments that weigh more than 150

  3     pounds and we need inside deliveries, we need

  4     tracking and tracing, we need all the bells and

  5     whistles that we get from your services.

  6                Doug has been providing this,

  7     improving the service, improving the number of

  8     scans in information availability while he's been

  9     improving the operating ratios.  That's what got

 10     us really excited about it as we talk to more and

 11     more customers who operate in all parts of the

 12     company.  Gee, we'd really like you to go east of

 13     the Rockies you do a great job for us west of the Rockies

 14     but we're forced to use carriers elsewhere and as we looked

 15    we began to study all the opportunities very carefully.  We fell in

 16     love with American Freightways.  It's obviously a

 17     natural perfect geographic fit.  The cultures

 18     here is a perfect fit and I think Sheridan can

 19     elaborate on that.  We pass it over to Doug just

 20     to give you a little bit what he's experienced on

 21     the West Coast for the last couple of years.

 22                MR. DUNCAN:  I think the freight

 23     market, the LTL freight market has really grown

 24     rapidly and speed requirements to the customer.

 25     I think that refers to the change in inventory

  1

  2     requirements and the speeding up of the supply

  3     chain so regional transportation is growing

  4     rapidly in the freight market and I think that is

  5     a part of the business that we need to be in.

  6     We've done it in the west and American

  7     Freightways has done it in the other parts of

  8     the country and that will continue to be our

  9     focus on the regional, next and second day

 10     transportation to meet the growing (inaudible).

 11                Doug, if I interpreted Alan's comments

 12     directly this isn't just FedEx getting involved in the

 13     LTL business.  This is raising the bar in that

 14     issue you're talking about raising yields,

 15     raising technology.  This isn't just being a

 16     trucking company?

 17          A.    Well, I think AF -- the combination of

 18     AF and Viking is a combination of the two best

 19     service companies in this business.

 20          Q.    Uh-hum.

 21          A.    And it's now going to be affiliated

 22     with FedEx and we will begin to integrate those.

 23     We offer customer solutions all through the

 24     supply chain.

 25          Q.    Can I get a quick response from

  1

  2     Sheridan or Tom just on whether or not you see

  3     this kind of changing the core strategy that you

  4     have embarked on in the last few years?

  5          A.    This is Sheridan, I'm sorry, I don't

  6     think this will change the core strategy.  In a

  7     sense all along we made this a central serving

  8     point or benefit to the customer that we serve

  9     all points direct.  What this does for us,

 10     though, when we're out in the boonies -- which

 11     we promise to do -- we are out in the boonies

 12     we're able to offer a particular customer a

 13     broader service array in terms of all points to

 14     48 states in combination with Viking.  So we

 15     may -- we will have something there which we

 16     never had before, go to a company to serve those

 17     48 states.  This will work great for us.

 18                We operate in this fashion.  We give

 19     service on intrastate, regional, interregional

 20     and long hall or national -- this simply allows us to

 21     fill that basis service out.  It's not really a

 22     change.  Just an addition to what we can do.

 23                Jeff, let me just add one thing.  It's

 24     obviously our intention to the great technology

 25     that we have at FedEx express and FedEx ground

  1

  2     and exploit that that we've already developed

  3     with our LTL group and over time you're going to

  4     see a lot more information, intensivity about LTL

  5     movements, you're going to see capabilities over

  6     time about SKU levels in those shipments when

  7     they arrive, much better inventory management.

  8     So absolutely we're going to take the lead that

  9     we have and expand it from an IT standpoint.

 10          Q.    Very well.  Well.  Thank you all and

 11     best of luck.

 12                ANGELO:  Our next question is coming

 13     from James Valentine of Morgan Stanley Dean Witter.

 14          Q.    The only question I have is with

 15     regional LTL carriers that can't cover an entire

 16     country, they tend to have very strong

 17     relationships with one or two partners in those

 18     regions they can't reach.  Can you tell us was

 19     Viking and American Freightways were they already

 20     the number one and number two partner in the

 21     other respective regions and if not can you maybe

 22     tell us who the one or two were?

 23          A.    I can tell you -- this is

 24     Sheridan -- from our standpoint and of course we

 25     did very, very little business with Viking, we

  1

  2     have a policy of not doing interline business in

  3     the domestic country, the United States, so that

  4     we would have almost no exchange of traffic at

  5     this time with Viking.  But will change

  6     substantially.

  7                MR. DUNCAN:  This is Doug Duncan.  We

  8     did have a relationship with Overnight

  9     Transportation in the eastern part of the country

 10     to serve those customers that wanted to use us as

 11     a single source and of course that business as

 12     the transaction becomes complete will come over

 13     to American and I feel certain we will be able to

 14     spend that.

 15          Q.    Do you have any idea, a ballpark

 16     range, in size, 200 million, 500 million?

 17          A.    I really don't have that with me.

 18          Q.    Okay.  Thanks.

 19                ANGELO:  Thank you.  Our next question

 20     is coming from Edward Wolfe of Bear Stearns.

 21          Q.    Yeah, good morning, guys.  Alan before

 22     somebody asked the question about tender you know

 23     what happens if you don't get the required tender

 24     numbers you said I just want some clarification

 25     that the Garrisons have agreed to sell a million

  1

  2     shares at their discretion into the tender and

  3     then you said if you don't get the 50 percent

  4     then they can do up to 2.2.  Is it at the

  5     Garrisons' discretion at that point or does that

  6     become mandatory?

  7          A.    I'll go there again, Ed.  The

  8     Garrisons have at their discretion the right to

  9     tender up to a million shares in the cash

 10     tender.  They also have the right at their

 11     discretion to tender an additional 2.2 million

 12     shares should we not achieve the 50.1 percent by

 13     mid December.

 14          Q.    So it's at the Garrisons' discretion?

 15          A.    That second piece is at our option.

 16          Q.    At FedEx?

 17          A.    Yes, sir.

 18          Q.    Are there any other breakup fees or

 19     anything like that?

 20          A.    There is a breakup fee.

 21          Q.    Do you care to elaborate on that?

 22     Ballpark?  And is it for both companies, the

 23     breakup?

 24          A.    That's a one way breakup fee the FedEx

 25     Corporation of about $33 million.

  1

  2          Q.    Okay.  I'm looking at what you have on

  3     the website which looks a lot like the electoral

  4     votes with the election campaign.  The red and

  5     blue where American Freightways is, where areas

  6     are served and it's obviously a very good end to

  7     end merger.  That being said there are some

  8     states where you overlap.  There are some states

  9     where neither of you are now.  What's the plan

 10     going forward in terms of branding in terms if

 11     you're not going to integrate the two businesses

 12     and where?

 13          A.    This is Doug Duncan.  I would like to

 14     respond to that.  A couple of things, number one

 15     the brands will continue, we're blessed with

 16     three very, very strong brand names here with

 17     American and its market, Viking and all now under

 18     FedEx which I think we can make that an extremely

 19     positive combination.  We do have some areas

 20     where we overlap and we will take the time to

 21     figure that out and figure out what's best to

 22     serve the customers in those markets, but the

 23     nice thing is we've got the luxury of time, both

 24     of the companies are extremely successful in what

 25     they're doing today and we can take our time to

  1

  2     work those issues properly.  The two blank states

  3     up in the Midwest we have to address pretty

  4     quickly and I think we'll want to cover the rest

  5     of that map with either blue or red.

  6                MR. GRAF:  This is Alan.  Much like we did with

  7     Caliber we're certainly going to do a significant amount of market

  8     research over time with these branding issues and Doug said there's

  9     no need to do that at the moment.  We're very

 10     happy with how this is going to work.  We know that

 11     the customer is going to understand that there is a FedEx behind the

 12     Vikings and AFs and we're very comfortable with that going forward in

 13     the near term.

 14          Q.    Is it fair to say though American

 15     Freightways will not grow geographically into the

 16     western states where Viking is and Viking is not

 17     going to grow itself into American Freightways

 18     where they have been sorto of heading of the last

 19     several months or years?

 20          A.    I think that's one of the real

 21     advantages here.  There's no need for American

 22     now to expand westward.  We have great coverage

 23     in the west already and we will simply take the

 24     time to work on the information systems and

 25     operating procedures for these two companies to

  1

  2     work together and they'll have immediate coverage

  3     in the west for their customers.

  4          Q.    Alan, just one last one.  On terms of

  5     cost savings, is there anything obviously like

  6     shutting down one of the corporate headquarters

  7     or anything like that that you see in the near

  8     term?

  9          A.    I think the most obvious things are we

 10     had Viking and we have American Freightways

 11     competing for the same properties in the west.

 12     So we're going to see a significant reduction in

 13     the combined entities' capital budgets which I

 14     think is a home run.  With the strength and

 15     power of FedEx Corporation's IT capabilities we

 16     will not have to do things that American was

 17     getting prepared to do immediately such as backup

 18     data center, et cetera, et cetera.  I think we

 19     can give American all the previous research that

 20     we've done on scanning techniques and information

 21     to the customer.  Obviously you think about

 22     Fedex.com and its uses there.  So they are

 23     everywhere but we don't have any intention to

 24     shut down any of the headquarters.  I think over

 25     time we will simply be able to grow much faster

  1

  2     with the same level of overhead that we have

  3     right now.

  4          Q.    Okay, thanks a lot.  Appreciate it.

  5                ANGELO:  Thank you, Mr. Wolf.  Our

  6     next question is coming from Dan Serita of

  7     Reuters.  Sir, state your question or comment.

  8          Q.    Just a follow up of the areas where

  9     you overlapped.  First of all do you see

 10     any -- are you suggesting that eventually the

 11     brand that's stronger will be the one that

 12     survives, the one that won't will be shut down?

 13          A.    I don't have any preconceived notions

 14     at this point.  I mean one of the outcomes could

 15     be we stay as is.  But we're going to do a

 16     thorough amount of research, talk to our

 17     customers and we're going to be guided by that.

 18          Q.    If you wouldn't mind repeating the

 19     date when you believe you'll see the 3 to 5

 20     percent accretive?

 21          A.    As I said earlier, we will have some

 22     accretion in fiscal 2001 for FedEx Corporation

 23     but it won't be material and we believe in the

 24     fiscal 2002 and beyond it's going to be in the 3

 25     to 5 percent range.

  1

  2          Q.    Thank you.

  3                ANGELO:  Thank you.  Our next question

  4     is coming Peter Coleman of Bank of America

  5     Securities.

  6          Q.    Good morning, gentlemen.  Just a

  7     couple quick questions.  If you could spend a

  8     little more time on why you wouldn't go ahead and

  9     integrate fully with Viking.  Obviously, there

 10     does seem there could be considerable synergies

 11     if you did combine the two.  And then comment you

 12     talked about the overlap, the lack there of

 13     between the F1, F2 and F3.  And I guess what I'm

 14     curious about is what you do in the case of

 15     overlap on the ground parcel or RPS side because

 16     I think we've increasingly seen over time that

 17     there's more of that sort of gray area freight,

 18     what a parcel company will be interested in and

 19     what a LTL company would be interested in.  If

 20     you look historically at the Roadway situation,

 21     Roadway got into a situation where senior

 22     management said, hey, you guys, you can't play in

 23     this arena at all so I'm wondering how you plan

 24     on dealing with those types of disputes.

 25                MR. SMITH:  This is Fred Smith

  1

  2     speaking.  First of all, I think the historical

  3     issues of Roadway, the national LTL carrier and

  4     RPS have very little to do with the current state

  5     of affairs.  Roadway was a historical former

  6     regulated national LTL carrier whose network was

  7     set up to maximize load factors and national

  8     coverage.  Both Viking and American are regional

  9     LTL carriers who are set up to maximize service

 10     levels and to focus on the ability to move

 11     traffic overnight within a region and on a

 12     two-day basis on an internal regional basis.

 13     This is increasingly the way distribution of

 14     heavier items are done in this country, regional

 15     distribution centers say in the northeast, the

 16     Midwest, southwest, southeast, the west and then

 17     overnight or two-day service.

 18                So Viking and American are focused on

 19     those regional markets and that is why it is so

 20     important to not put them together.  It is

 21     important for them to have the focus on the

 22     regions where they are successful.  So we will

 23     regardless of what happens with branding or

 24     anything else we will maintain a separate

 25     regional operation in the west and a separate

  1

  2     regional operation in the east as part of our LTL

  3     freight group.  We are very, very confident that

  4     that is the best way to grow and serve the

  5     customers for this time definite business.

  6                Now, to your question about the

  7     overlap between express and ground.  The express

  8     company is increasingly focused on longer

  9     distance movements of time certain shipments

 10     including time certain shipments any place in the

 11     world.  The FedEx ground system is focused on day

 12     specific deliveries of items that can be moved

 13     totally by truck.  And while there is some

 14     overlap there or there has been historically, I

 15     have to tell you being in the business for so

 16     many years the differences are much greater than

 17     any similarities.

 18                The express marketplace generally

 19     requires later pickups, its time certain

 20     deliveries not day certain deliveries.  It

 21     requires a very sophisticated choreography

 22     between trucks and planes connecting 150 major

 23     airports and almost 300 smaller airports

 24     together.  It's a different operational

 25     discipline required to run our express company

  1

  2     than to run either a ground package system or a

  3     regional LTL network.  So I don't think any

  4     historical situations hold any lessons for the

  5     future and I think our portfolio of networks

  6     ground, express and now freight are optimized for

  7     today's supply chain requirements in this very

  8     fast pace economy that we are serving.

  9          Q.    Okay, so you see just back looking at

 10     your ground parcel business and the LTL business,

 11     you see relatively little overlap between those

 12     two.  I'm very clear on the express product.  I

 13     guess it's the ground parcel and the LTL that I

 14     was sort of curious about, what the overlap might

 15     be there?

 16          A.    Well, I think the overlap's pretty

 17     small because, you know, to the untrained eye

 18     perhaps I mean you see two trucks going down the

 19     road and they say American Freightways on it you

 20     see two trucks going down the road and it says

 21     FedEx ground, two trucks, 28 foot twin trailers

 22     and you say, well, gee, there's got to be some

 23     overlap there.  Well, there's really not.  Just

 24     for starters the twin trailers that are being

 25     moved for FedEx ground are in the main drop frame

  1

  2     trailers which are optimized for cubic

  3     utilization of stacking packages.  The terminals

  4     for FedEx ground are laid out in an entirely

  5     different manner than the terminals for moving

  6     palletized items in the LTL sector.  If you

  7     notice the LTL trucks are not drop frames, they

  8     are regular drive van 28 foot hubs which are

  9     optimized for moving forklifts and standard

 10     wooden pallets in and out of the trailers.  The

 11     terminals are all dock height to facilitate

 12     that.  So while there appear to be a great

 13     synergies they are very distinct market

 14     segments.

 15                What the customer wants is one stop

 16     shopping from FedEx Corporation.  That is what we

 17     found out after the Caliber acquisition and

 18     having the good for none to have the Viking

 19     franchise.  We had many customers that would

 20     rather want us to move pallets of a shrink wrap

 21     packages across a region into the west than break

 22     those pallets down and give them to FedEx ground

 23     to deliver.  There are lots of synergies on the

 24     revenue side.  But there are not many synergies

 25     on the operational sides because they are

  1

  2     distinct market segments in terms of the physical

  3     properties and the operational disciplines

  4     necessary to serve those markets.  So I want to

  5     emphasize again the FedEx express, the FedEx

  6     ground and now the FedEx LTL group will operate

  7     distinct and independent networks optimized to

  8     their market segments.

  9          Q.    Okay, thanks.  I will turn it over to

 10     somebody else.

 11                ANGELO:  Thank you.  Our next question

 12     is coming from Susanne Lent of Alliance Capital.

 13          Q.    Hi.  Just a couple of questions.

 14     First, can you give us the goodwill number?

 15          A.    We certainly don't have that quite

 16     finalized yet but it's in the $6 minimum range.

 17          Q.    And you said over 40 years?

 18          A.    Yes.

 19          Q.    And then could you just elaborate a

 20     little bit more on the revenue synergies that you

 21     hope to get?  I was hoping for some sort of

 22     quantification in the underlying market is

 23     growing I think you said at 10 percent.  Do you

 24     think you can surpass that market by how many

 25     basis points?  Just a little bit more clarity on

  1

  2     the actual size of revenue synergies you hope to

  3     get.

  4          A.    Well, I think I encapsulated that with

  5     my earlier comment about accretion but absolutely

  6     we intend to outgrow the market.

  7                ANGELO:  Our next question is coming

  8     from Greg Burns of Lazard.

  9          Q.    Most of my questions have been

 10     answered but just one on the IT integration.  I

 11     guess my question is -- this would be either for

 12     the FedEx people or the American Freightways

 13     people is what do you see as the challenges, if

 14     any, to integrate the IT and then assuming that

 15     will take some period of time, and perhaps before

 16     that IT is integrated you're going to have Viking

 17     shippers shipping stuff to the East Coast and

 18     vice versa how are you going to transition the

 19     integration of IT and what are the issues there,

 20     if any?

 21          A.    This is Doug Duncan and for certain

 22     information about the shipment is vitally

 23     important to customers and growing so every day.

 24     So that will be one of the early things that we

 25     work on to make sure that we have the information

  1

  2     integration between the two systems as well as

  3     using the right technology so it integrates with

  4     the other FedEx companies as well.  That's very

  5     high on my priorities list.

  6                MR. SMITH:  This is Fred Smith

  7     speaking.  I would just add to that in studying

  8     these industries it was very clear to me that

  9     American Freightways was technologically on the

 10     leading edge in their industry.  They are just

 11     first class in every respect.  And while we have

 12     as a corporation the ability to maximize

 13     synergies in the IT area for instance lower

 14     telecommunications cost as Alan said we will be

 15     able to lower the cost of American Freightways

 16     providing backup, computer power and so forth.

 17     There will still be IT communities inside our LTL

 18     operating companies to permit the continued focus

 19     and leadership position in the LTL area.  So I

 20     don't want to leave any impression that we're

 21     going to take the IT people in Viking and

 22     American Freightways and put them in to FedEx

 23     services.  There will be some complimentary

 24     activities between the two.  But again they will

 25     be maintained separately.

  1

  2                I should add in that regard that Fedex

  3     ground similarly retains an IT department which

  4     reports to the CEO of FedEx ground Dan Sullivan

  5     and it works in a harmonious way and the CIO

  6     reports to Dan are also two higher corporate CIOs

  7     and we found that is the best way to get the best

  8     of both wolrds.

  9          Q.    One more follow up.  Alan, you think

 10     there could be some IT savings synergies but that

 11     you haven't calculated them in your guidance of

 12     accretion, is that right?  There probably are in

 13     fact some savings on the IT but you haven't

 14     assumed them in those numbers?

 15          A.    That's correct.  I think we'll get in

 16     there and we'll find all sorts of strategic

 17     sources, opportunities across the equipment

 18     communications and hook up charges et cetera,

 19     et cetera.  We're obviously going after them very

 20     aggressively but they are not included in my

 21     accretion numbers.

 22                MR. CLIFFORD:  Angelo?  This is

 23     Mr. Clifford speaking.  Will you maybe take one

 24     or two more questions and then we'll call it a

 25     day.

  1

  2                ANGELO:  We'll take two more.  Our

  3     next question is coming from Sateeg Gundal of Jay

  4     Consulting.

  5          Q.    Gentlemen, clearly for FedEx I think

  6     you couldn't have picked a better carrier than

  7     American.  I'm very happy to see the combination

  8     of the two.  The three part question I have is

  9     all related to what do you do going forward with

 10     these businesses.  One with respect to the LTL

 11     side.  Just like the other businesses your global

 12     presence, how you intend to expand this LTL

 13     offering on an international global scale.

 14     Secondly in terms of pricing.  You have been very

 15     successful with the FedEx freight and the way you

 16     have handled that market the LTL pricing

 17     continues to be a very complex system involving

 18     master freight classification and all that.

 19                Do you expect to bring about changes

 20     in that?

 21                And third, with the Freightways going

 22     up to two days with 1600 miles reaching service

 23     levels that you do not find in the parcel

 24     business ground service do you expect to see

 25     those capabilities being transferred over into

  1

  2     the ground parcel side?

  3          A.    Well, this is Fred Smith speaking.

  4     Sateeg, number one, you just rattled off a lot of

  5     the particular pecularities of the LTL business

  6     in terms of the historical rating and so forth.

  7     That's exactly why I said that we will continue

  8     to maintain a separate LTL sales force and that

  9     the synergies will be mostly on the revenue side,

 10     and only at the very largest companies where we

 11     have a single sales executive representing FedEx

 12     Corporation and the express and ground sales

 13     force will call in the LTL freight specialist on

 14     an as needed basis and and vice versa so we don't

 15     think that we can unilaterally change decades of

 16     historical practice of pricing and commodity

 17     classifications and so forth.

 18                Having said that, American Freightways

 19     and Viking both have been very innovative and

 20     leaders in terms of pricing, schemes and options

 21     and so forth and I think you can anticipate that

 22     that will continue.

 23                In terms of the synergies between

 24     freight and ground, as I said a few minutes ago,

 25     I do not see those cross-operating synergies.  I

  1

  2     think attempts to try to force those types of

  3     operational synergies are counter productive.

  4     They are different types of hubs, they are

  5     different types of vehicles.  They are different

  6     operating windows in terms of pickup and

  7     delivery.  That's even more so for the express

  8     business.

  9                I think the option -- the

 10     opportunities for synergies are mainly between

 11     Viking and American in terms of new revenue

 12     opportunities and then from the LTL group

 13     cross-selling our ground and express and vice

 14     versa.

 15                So hopefully that answers all your

 16     questions.

 17                Let me just add, we have built a very

 18     sophisticated pricing organization at FedEx

 19     services that understands the bundle and we will

 20     be able to price the bundle at corporate where we

 21     have customers who are avail themselves in all of

 22     our portfolio.  Which I think will be a very

 23     important factor in the total bottom line of

 24     FedEx Corporation improving going forward.  And

 25     we had been working very diligently on this.  We

  1

  2     have put a lot of resources into it.  I can tell

  3     you they are sophisticated.  We know the

  4     profitability by product, by customer and we're

  5     going to be taking a huge advantage of that with

  6     the acquisition of American Freightways.

  7          Q.    If I can just comment on that.  You're

  8     going to take this bundling approach that you

  9     have been able to employ with the express and

 10     ground to the next level of integrating the LTL

 11     shipments into it?

 12          A.    Absolutely.

 13          Q.    Some thing you don't have at the

 14     present time?

 15          A.    Absolutely right, Sateeg.  As far as

 16     international goes there is no reason in the

 17     world why we can't have over time our

 18     international freight interfacing with our ground

 19     LTL units now in the U.S.  Absolutely can make a

 20     lot of sense.

 21          Q.    Great move.  Thank you gentlemen.

 22                ANGELO:  Thank you.

 23     Mr. SateegGundal .  Our final question is from

 24     Donald Button of A.G. Edwards.

 25          Q.    Congratulations to all of you.

  1

  2     Sheridan and Tom especially.  You guys have come

  3     a long way with the days of adding all point

  4     service.  The State of Illinois was your big

  5     announcement.

  6                Most of my questions have been asked

  7     and answered but the remaining question I have is

  8     directed to the Garrisons.  Can you refresh our

  9     memory what percentage of the freight you are

 10     currently moving is already next day service and

 11     what percentages is second day service?

 12          A.    We're running about, let's say, 40 and

 13     50 -- we're running about 40 percent next day and

 14     55, 56 percent second day and 34 percent third

 15     day.

 16          Q.    And how does this change the complex

 17     of this acquisition, change the complex of the

 18     marketing of your American flier service?

 19          A.    I don't think it will change it at all

 20     I think it is just build on it.  (Unaudible).

 21          Q.    Good.  Well, good luck, gentlemen.

 22          A.    One more comment.  This is Fred Smith

 23     I want to amplfy what Alan said and Sateeg Gundal

 24     asked a few moments ago.  American Freightways

 25     and Viking both currently have offshore

  1

  2     services.  Viking serves Hawaii, it serves via

  3     sea Alaska, it has arrangements to move traffic

  4     into Canada and into Mexico.  American

  5     Freightways has good service down to Puerto Rico

  6     and to Mexico and into Latin American and where

  7     we're particularly anxious to see our portfolio

  8     expand around the LTL group is to be able to move

  9     freight shipments via low cost international

 10     service transported movements.  Obviously our

 11     express company does a great job of moving door

 12     to door real time sensitive freight, all

 13     packages, all documents and this will give us a

 14     new dimension over time and we intend to expoit

 15     that.

 16                MR. CLIFFORD:  I think that wraps up

 17     the call.  I want to express our appreciation to

 18     everyone that was on the call today.  Thank you

 19     very much for your very good questions and again,

 20     thanks.  We'll see you at our conference call in

 21     December.

 22                ANGELO:  Thank you, ladies and

 23     gentlemen, that does conclude today's

 24     teleconference.  You may disconnect your lines at

 25     this time and have a wonderful day.  If you

  1

  2     joined the call late you can access a replay of

  3     the call by dialing (888) 888-9543.  The replay

  4     will be available for one week.  Once again we

  5     thank you for your participation and have a great

  6     day.

  7

          Elisa Dreier Reporting Corp.  (212) 557-5558
              780 Third Avenue, New York, NY 10017


Certain statements contained in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to management's views with respect to future events and financial performance and the proposed FedEx acquisition of AF. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic and competitive conditions in the markets where FedEx operates, matching capacity to volume levels and other uncertainties detailed from time to time in press releases and filings with the SEC by FedEx and its subsidiaries.

ALL AF STOCKHOLDERS SHOULD READ THE TENDER OFFER STATEMENT CONCERNING THE TENDER OFFER FOR SHARES OF AF COMMON STOCK THAT WILL BE FILED BY FEDEX CORPORATION WITH THE SEC AND MAILED TO AF STOCKHOLDERS. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) WILL CONTAIN IMPORTANT INFORMATION THAT AF STOCKHOLDERS SHOULD READ CAREFULLY BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. AF stockholders will be able to obtain the tender offer statement, as well as other filings containing information about FedEx Corporation and AF, without charge, at the SEC's Internet site (http://www.sec.gov). In addition, copies of the tender offer statement and other documents filed with the SEC by FedEx Corporation may be obtained for free from FedEx by directing a request to FedEx Corporation, 942 S. Shady Grove Road, Memphis, Tennessee 38120,
Attention: Investor Relations, telephone: (901) 818-7200.

ALL AF STOCKHOLDERS SHOULD READ THE PROXY STATEMENT/ PROSPECTUS CONCERNING THE MERGER AND RELATED TRANSACTIONS THAT WILL BE FILED WITH THE SEC AND MAILED TO AF STOCKHOLDERS. THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION THAT AF STOCKHOLDERS SHOULD READ CAREFULLY BEFORE MAKING ANY DECISION REGARDING

THE MERGER AND RELATED TRANSACTIONS. AF stockholders will be able to obtain the proxy statement/prospectus, as well as other filings containing information about FedEx Corporation and AF without charge, at the SEC's Internet site (http://www.sec.gov). In addition, the proxy statement/prospectus and other documents filed with the SEC by AF may be obtained for free from American Freightways Corporation, 2200 Forward Drive, Harrison, Arkansas 72601,
Attention: Investor Relations, telephone: (870) 741-9000.

FedEx and AF and their officers and directors may be deemed to be participating in the solicitation of proxies from AF's stockholders with respect to the merger and related transactions. Information regarding the officers and directors of FedEx is included in the FedEx Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the SEC on August 14, 2000. Information regarding the officers and directors of AF is included the AF Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the SEC on March 11, 2000. These documents are available free of charge at the SEC's Internet site (http://www.sec.gov) or by contacting FedEx or AF at the addresses set forth above.